Coca-Cola İçecek

FILE 82-35049

[redacted]

08000722

SEC
Mail Processing
Section

January 28, 2008

BEST AVAILABLE COPY

JAN 30 2008

Washington, DC
101

SUPPL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

PROCESSED
FEB 15 2008
THOMSON FINANCIAL

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, the following announcement made to the Istanbul Stock Exchange on January 25, 2008.

The Istanbul Stock Exchange requested that Coca-Cola İçecek ("CCI") make an announcement regarding the news in the media stating that CCI will invest in southeastern city of Elazığ – Turkey. For the past five years CCI maintained double digit sales volume growth in Turkey. In line with strong organic growth, CCI continuously needs to expand its production capacity often by adding new production lines in existing facilities or by investing in a Greenfield site in a new location. CCI currently operates 6 production facilities in Turkey, located in Çorlu, Bursa, İzmir, Ankara and Mersin, producing both Carbonated Soft Drinks and Non-Carbonated Beverages, as well as a dedicated water plant in Sapanca, bottling natural source water brand Damla. CCI's Board of Directors approved the purchase of land in Elazığ Organized Industrial Zone to construct a new production facility.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

Sincerely,

END

Coca-Cola İçecek A.Ş.

2/14

COCA-COLA İÇECEK A.Ş.
Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68